Schedule A

(As of October 22, 2018)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date
Amplify Online Retail ETF	0.65%	November 5, 2015	November 5, 2015	November 5, 2015	September 12, 2018
Amplify YieldShares CWP Dividend & Option Income ETF	0.95%	June 22, 2016	June 22, 2016	June 22, 2016	June 12, 2019
Amplify Transformational Data Sharing ETF	0.90%	December 12, 2017	January 12, 2018	January 16, 2018	January 16, 2020
Amplify Advanced Battery Metals and Materials ETF	0.92%	March 13, 2018	May 18, 2018	May 21, 2018	May 21, 2020
Amplify EASI Tactical Growth ETF	0.75%	March 13, 2018	June 8, 2018	June 11, 2018	June 11, 2020
Amplify BlackSwan Growth & Treasury Core ETF	0.49%	September 18, 2018	June 8, 2018	October 22, 2018	October 22, 2020